U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.


FORM 12B-25



NOTIFICATION OF LATE FILING


0-5128
SEC File Number
810202 10 1
CUSIP Number

(Check One)  [X]  Form 10-K   [ ]  Form 20-F   [ ]  Form 11-K
    [ ]  Form 10-Q   [ ]  Form N-SAR

For Period Ended..........................December 31, 2002

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR

For the Transition Period Ended..........................

[ Read Instruction (on back page) Before Preparing Form.
Please Print or Type ]
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing
checked above, identify the Item(s) to which the
notification relates:   Not Applicable




PART I -- REGISTRANT INFORMATION

Scott's Liquid Gold-Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

4880 Havana Street
Addresses of Principal Executive Office

Denver, CO  80239-0019
City, State and Zip Code

PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed.
(Check box if appropriate)        [X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion t hereof, could not be filed in the prescribed period.

Scott's Liquid Gold-Inc. (the "Company") has not been able to complete preparation of audited financial statements of the Company for the years ended December 31, 2002, 2001 and 2000. The Company plans to restate its previously filed financial statements as of and for the years ended 2000 and 2001. KPMG LLP, the Company's auditor engaged in 2002, is re-auditing the Company's financial statements as of and for the years ended December 31, 2001 and 2000.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

    Jeffry B. Johnson        (303)         373-4860
(Name)                 Area Code   Telephone Number

(2)	Have all other periodic reports required under Section 13
or 15(d) of the Securities Exchange Act of 1934 or Section 30
of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) has been filed? If the answer is no, identify report(s).
            Yes   [x]          No   [  ]

(3)	Is it anticipated that any significant change in results
of operations from the corresponding period for the last
fiscal year will be reflected by the earnings statements to
be included in the subject report of portion thereof?
            Yes   [x]          No   [  ]

If so, attach an explanation of the anticipated change, both narratively and quantatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that the Company will have net income for the year ended December 31, 2002 compared to a net loss for the year ended December 31, 2001. The Company is unable to state the amount for the net income because the audit of the financial statements for 2002 and 2001 have not yet been completed. The Company expects that the anticipated net income will be attributable in large part to the Company's receiving $594,600 as payment of a judgment in a lawsuit against an insurer, a net income tax benefit of approximately $300,000 primarily as a result of the carry-back of a net loss, and increases in sales of Montagne Jeunesse products which more than offset decreases in sales of Alpha Hydrox products and household chemical products.


SCOTT'S LIQUID GOLD-INC.
         (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  March 31, 2003      By:  /s/ Jeffry B. Johnson
                                Jeffry B. Johnson
                                Treasurer and Chief
                                 Financial Officer